UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

NES RENTALS HOLDINGS, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

640820106

(CUSIP Number)

February 11, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640820106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grandview Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,921,801*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,921,801*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,921,801*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.6%

12.	Type of Reporting Person (See Instructions) OO

* 1,893,318 shares of the NES Rentals Holdings, Inc. Common Stock covered by this report were acquired by Grandview Capital Management, LLC (“Grandview”) for and on behalf of the Bill & Melinda Gates Foundation (the “Foundation”) pursuant to an Investment Management Agreement.  Grandview has voting and dispositive power over such securities as long as the Investment Management Agreement is in effect, but the Foundation can terminate the Investment Management Agreement at any time by giving written notice and thereafter exercise voting and dispositive power.  Therefore, these securities are reported under shared voting and dispositive power.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bill & Melinda Gates Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,893,318*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,893,318*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,893,318*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) OO

*  All Common Stock held by the Bill & Melinda Gates Foundation (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III (“Gates”) as the sole trustee of the Foundation.  Michael Larson acts with investment discretion for Gates, as sole trustee of the Foundation, in respect of the Common Stock owned by the Foundation.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by the Foundation or Gates.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 1,893,318*

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 1,893,318*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,893,318*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.5%

12.	Type of Reporting Person (See Instructions) IN

* All Common Stock held by the Bill & Melinda Gates Foundation (the “Foundation”) may be deemed to be beneficially owned by William H. Gates III (“Gates”) as the sole trustee of the Foundation.  Michael Larson acts with investment discretion for Gates, as sole trustee of the Foundation, in respect of the Common Stock owned by the Foundation.  Mr. Larson disclaims any beneficial ownership of the Common Stock beneficially owned by the Foundation or Gates.

Item 1.
	(a)	Name of Issuer NES Rentals Holdings, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices 8770 W. Bryn Mawr, 4th Floor, Chicago, IL 60631

Item 2.
	(a)	Name of Person Filing Grandview Capital Management, LLC (“Grandview”), Bill & Melinda Gates Foundation (the “Foundation”) and William H. Gates III (“Gates”).*
(b)

Address of Principal Business Office or, if none, Residence
Grandview – 820 Manhattan Avenue # 200, Manhattan Beach, CA  90266
The Foundation – 1551 Eastlake Avenue E., Seattle, Washington  98102
Gates – One Microsoft Way, Redmond, Washington  98052

(c)

Citizenship
Grandview is a limited liability company organized under the laws of the State of California.
The Foundation is a charitable trust organized under the laws of the State of Washington.
Gates is a citizen of the United States of America.

	(d)	Title of Class of Securities Common Stock, $.01 par value per share (“Common Stock”)
	(e)	CUSIP Number 640820106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
(b) Percent of class: See the responses to Item 11 on the attached cover pages.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote See the responses to Item 5 on the attached cover pages.
(ii) Shared power to vote or to direct the vote See the responses to Item 6 on the attached cover pages.
(iii) Sole power to dispose or to direct the disposition of See the responses to Item 7 on the attached cover pages.
(iv) Shared power to dispose or to direct the disposition of See the responses to Item 8 on the attached cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2004

GRANDVIEW CAPITAL MANAGEMENT, LLC

By	/s/ Robert E. Sydow
	Name:	Robert E. Sydow
	Title:	President

BILL & MELINDA GATES FOUNDATION

By	/s/ Michael Larson
	Name:	Michael Larson*
	Title:	Attorney-in-fact

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name:	Michael Larson*
	Title:	Attorney-in-fact

* Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated March 14, 2001, by and on behalf of William H. Gates III, filed as Exhibit B to Cascade Investment, L.L.C.’s Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.

Joint Filing Agreement,
Dated as of February 24, 2004

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of Grandview Capital Management, LLC, the Bill & Melinda Gates Foundation and William H. Gates III on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to shares of Common Stock, $.01 par value per share, of NES Rentals Holdings, Inc., and that this Agreement be included as an exhibit to such joint filing.  This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 24th day of February 2004.

GRANDVIEW CAPITAL MANAGEMENT, LLC

By	/s/ Robert E. Sydow
	Name:	Robert E. Sydow
	Title:	President

BILL & MELINDA GATES FOUNDATION

By	/s/ Michael Larson
	Name:	Michael Larson*
	Title:	Attorney-in-fact

WILLIAM H. GATES III

By	/s/ Michael Larson
	Name:	Michael Larson*
	Title:	Attorney-in-fact

* Duly authorized under Special Power of Attorney appointing Michael Larson attorney-in-fact, dated March 14, 2001, by and on behalf of William H. Gates III, filed as Exhibit B to Cascade Investment, L.L.C.’s Amendment No. 1 to Schedule 13D with respect to Pan American Silver Corp. on March 19, 2001, SEC File No. 005-52919, and incorporated by reference herein.